20549-4561

                           May 10, 2005


Richard B. Collins
President
United Financial Bancorp, Inc
95 Elm Street
West Springfield, Massachusetts  01089

Re: United Financial Bancorp, Inc.
       Form S-1, amendment number 1, filed April 27, 2005
       File Number 333-123371

Dear Mr. Collins:

      We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Recent Developments
Comparison of Operating Results for the Three Months Ended March
31,
2005 and 2004
Provision for Loan Losses - page 34

1. Expand the discussion to state the nature of the increase in non-performing assets from December 31, 2004 to March 31, 2005. In addition, state management`s efforts to address this trend.





Report of Independent Registered Public Accounting Firm - page F-2

2. File a signed copy of the report of independent registered public accountants in an amendment to the Form S-1.

      *  *  *  *  *

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Direct any questions on accounting matters to Christina
Harley
at 202-551-3695, or to Donald Walker, Senior Assistant Chief
Accountant, at 202-551-3490. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3417.

      						Sincerely,



							Barry McCarty
      Senior Counsel

By fax : Robert B. Pomerenk
	  Fax number 202-362-2902



??

??

??

??

United Financial Bancorp, Inc.
Page 2